

Mail Stop 3561

October 6, 2008

Mr. Peter B. Oleksiak
Vice President and Controller
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

      Re: **DTE Energy Company**
              The Detroit Edison Company
              Item 4.01 Form 8-K
              Filed October 1, 2008
              File Nos. 1-11607 and 1-2198

Dear Mr. Oleksiak:

We have reviewed your filing and have the following comment. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 8-K Filed October 1, 2008</u>

1.   We note that the dismissal of Deloitte is effective as of the date of completion of audit services for the fiscal year ending December 31, 2008. We also note that the engagement of PwC is subject to the execution of a formal engagement letter. It appears the circumstances you describe represent a future dismissal of Deloitte and a future engagement of PwC. Please note

            that you are required to amend the current report when Deloitte has completed all audit related work with respect to their engagement and when you engage

PwC. With respect to the dismissal of Deloitte, we would expect you to disclose the date Deloitte completed all audit work, and to state, if true, that there were no disagreements or reportable events through that date. With respect to the engagement of PwC, we would expect you to disclose the date of engagement and the other information required by paragraph (a)(2) of Item 304 of Regulation S-K. The amendment(s) should include a letter from Deloitte confirming that they agree with the updated disclosures, if true. Please acknowledge your obligation to amend the current report and provide the disclosures required by Item 304 of Regulation S-K.

Please respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter that keys your response to our comment and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3340. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Sarah Goldberg
Assistant Chief Accountant